UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual Period Ended June 30, 2017

DOYEN ELEMENTS, INC.

(formerly “ADVANTAMEDS SOLUTIONS USA FUND I INC.”)

(Exact name of issuer as Specified in its Charter)

Nevada	47-5326352
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

20511 Abbey Drive

Frankfort, Illinois 60423

(Full mailing address of principal executive offices)

(800) 511-5925

(Issuer’s telephone number, including area code)

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this semiannual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our 1A/A Offering Circular dated August 15, 2017 and elsewhere in this document.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations DOYEN ELEMENTS INC., a Nevada corporation:

Our total assets as of June 30, 2017 are $156. Our cash balance is $156. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Geoff Thompson, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. Thompson does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

Doyen Elements Inc,. the Company, plans to lease real estate properties and marijuana production equipment, and enter in joint ventures with established licensed marijuana companies where the Company will be an equity stockholder in each company. The Company has not yet commenced planned principal operations nor generated revenue as of December 31, 2016. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations.

Doyen Elements Inc., does not, and will not, grow, harvest, distribute or sell marijuana or any substances that violate the laws of the United States of America. The role of the company will be to simply acquire warehouse/retail properties that are ideally suited for marijuana growers, with all the features and amenities that any top of the line grower would require, and then lease this property to interested parties in order to make a profit.

The Six Months Ended June 30, 2017

Revenue: We had no revenues during the six months ended June 30, 2017 or since our inception October, 2015.

Operating Expenses: Operating expenses for the six months ended June 30, 2017 were $9,175. Operating expenses for the period from inception through December 31, 2016, were $12.

Net Loss: Net loss for the six months ended June 30, 2017 was $11,090 and was comprised primarily of common stockholders. Net loss for the period ending December 31, 2016, was $12. This was comprised primarily of bank fees.

Liquidity and Capital Resources

We had total assets (including cash) of $156 as of June 30, 2017. Our capital needs have been met by our Chief Executive Officer Geoff Thompson. We will have additional capital requirements during 2017. We do not expect to be able to satisfy our cash requirements through revenue generated in the near term, and will therefore attempt to raise additional capital through the sale of stock. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Item 2. None

2

Item 3. Financial Statements

DOYEN ELEMENTS, INC.

(formerly AdvantaMeds Solutions USA Fund I Inc.)

Financial Statements

June 30, 2017

(unaudited)

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DOYEN ELEMENTS, INC.

(formerly AdvantaMeds Solutions USA Fund I Inc.)

CONSENSED BALANCE SHEETS

As of June 30, 2017 and December 31, 2016

(unaudited)

	June 30, 2017	December 31, 2016
ASSETS
Current Assets:
Cash	$156	$301
Total current assets	156	301

Deferred offering costs	-	-

TOTAL ASSETS	$156	$301

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Due to officer	$9,120	$1,090
Dividends payable	2,547	632
Total current liabilities	11,667	1,722

Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS’ DEFICIT
Common stock, par value $0.0001; 100,000,000 shares authorized;29,000,000 and 36,000,000 shares issued and outstanding at June 30, 2017 and December 31, 2016	2,900	3,600
Preferred stock, $0.0001par value 50,000,000 shares authorized; 6% convertible preferred stock, 500,000 shares authorized; 638 and 0 shares issued and outstanding at June 30, 2017 and December 31, 2016	-	-
Additional paid in capital	61,900	60,200
Accumulated deficit	(76,311)	(65,221)
Total stockholders’ deficit	(11,511)	(1,421)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$156	$301

The accompanying footnotes are an integral part of these unaudited condensed financial statements

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DOYEN ELEMENTS, INC.

(formerly AdvantaMeds Solutions USA Fund I Inc.)

CONSENSED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2017 and 2016

(unaudited)

	2017	2016

Revenues	$-	$-

Operating expenses:
Professional fees	2,643	-
General and administrative expenses	6,532	12
Total operating expenses	9,175	12

Net loss	(9,175)	(12)

Preferred stock dividend	(1,915)	-

Net loss attributed to common stockholder	$(11,090)	$(12)

Weighted average common shares outstanding - basic and diluted	35,033,149	-

Net loss per common share - basic and diluted	$(0.00)	$-

The accompanying footnotes are an integral part of these unaudited condensed financial statements

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DOYEN ELEMENTS, INC.

(formerly AdvantaMeds Solutions USA Fund I Inc.)

CONDENSED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2017 and 2016

(unaudited)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,175)	$(12)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in due to officer	8,030	5
Net cash used in operating activities	(1,145)	(7)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in cash overdraft	-	7
Proceeds from sale of preferred stock	1,000	-
Net cash provided by financing activities	1,000	7

NET DECREASE IN CASH	(145)	-

CASH, BEGINNING OF PERIOD	301	-

CASH, END OF PERIOD	$156	$-

CASH PAID FOR:
Interest	$-	$-
Income taxes	$-	$-

The accompanying footnotes are an integral part of these unaudited condensed financial statements

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Note 1 – Organization and Basis of Presentation

Organization and Line of Business

Doyen Elements, Inc., formerly AdvantaMeds Solutions USA Fund I Inc., (the “Company”) is a corporation organized on October 21, 2015 under the laws of Nevada. The Company plans to lease real estate properties and marijuana production equipment, and enter in joint ventures with established licensed marijuana companies where the Company will be an equity stockholder in each company. The Company has not yet commenced planned principal operations nor generated revenue as of December 31, 2016. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Interim Financial Statements

The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company’s financial position, the results of its operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results for the year ending December 31, 2016. The accompanying unaudited financial statements are presented in accordance with the requirements set forth by the Securities and Exchange Commission for interim reporting. Accordingly, they do not include all the disclosures normally required by US GAAP.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management.

Revenue and Cost Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. No revenues have been earned or recognized as of December 31, 2016. Expenses are recognized as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

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Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were no potentially dilutive securities outstanding during the six months ended June 30, 2017 and 2016, except for the 648 shares of 6% Convertible Preferred Stock outstanding at June 30, 2017. Due to the net loss incurred during six months ended June 30, 2017 and 2016 all instruments convertible into common stock would be anti-dilutive. Accordingly, diluted loss per share is the same as basic loss per share for the six months ended June 30, 2017 and 2016.

Note 3 – Stockholders’ Equity

The Company authorized 150,000,000 shares of capital stock with consists of 100,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

In June 2017, 7,000,000 shares of common stock issued to a founder of the Company were canceled for no consideration due to the founder’s retirement from the Company.

6% Convertible Preferred Stock

During the six months ended June 30, 2017, the Company sold 10 shares of its 6% Convertible Preferred Stock for proceeds of $1,000.

The Company has designated 500,000 shares of the preferred stock as 6% Convertible Preferred Stock. Dividends on the 6% Convertible Preferred Stock will be payable on a cumulative basis when, and if declared by the Board of Directors, or an authorized committee of the Board of Directors, at an annual rate of 6.00% on the stated value of $100.00, and a shareholder can sell the shares of 6% Convertible Preferred Stock back to the Company at any time after two (2) years for the full face value of the shares plus any accrued interest, though the Company has no obligation to purchase the shares.

All shares of 6% Convertible Preferred Stock must be converted to shares common stock, either in the second, third, fourth or fifth year under the following terms and conditions at the shareholder’s option:

Year 2: (Shareholder Conversion Option)

At any time during the second year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price of the common stock at the time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

8

Year 3: (Shareholder Conversion Option)

At any time during the third year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 2.5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Year 4: (Shareholder Conversion Option)

At any time during the fourth year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Year 5: (Optional & Mandatory Conversion Option)

At any time during the fourth year of the investment, a shareholder may choose on the first business day of each month to convert each share of the 6% Convertible Preferred Stock into common stock at the market price minus 7.5% of the common stock at time of conversion/closing. The closing price will be the weighted average price of the common stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

Note 4 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues or profits since inception, and has sustained net losses of $9,175 and $63,539 for the six months ended June 30, 2017 and for the year ended December 31, 2016, respectively. The Company’s ability to continue as a going concern for the next twelve (12) months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and its ability to obtain additional capital financing from investors. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to raise additional equity capital to the Company as necessary to fund expenditures until the Company’s planned principal operations can generate sufficient cash flows to sustain operations. No assurance can be made that these efforts will be successful and sustain the Company for a reasonable period of time.

Note 5 – Related Party Transactions

Certain expenses of the Company from inception were advanced by a related party company. As of June 30, 2017 and December 31, 2016, the Company owed Geoff Thompson, CEO, $9,120 and $1,090, respectively, for expenses paid on its behalf, which are included in due to officer on the balance sheet.

Note 6 – Commitments and Contingencies

Equity Purchase Agreement

In April 2017, the Company entered into an Equity Purchase Agreement with several non-affiliated parties to acquire controlling interests (51% to 100%) of sixteen operating companies currently engaged in providing a wide variety of services to the legal medical-use and adult-use legal cannabis industry. The Equity Purchase Agreement was amended on July 25, 2017 to reflect the fact that up to 100% of all of these entities may be acquired. These acquisitions are scheduled to be completed on or before February 1, 2018. The total purchase of the sixteen entities will be approximately $16 million in cash and 9,000,000 shares of the Company’s common stock.

Note 7 – Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

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In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its statements of cash flows.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, and classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of this accounting standard update on its financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 8 – Subsequent Event

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from July 1, 2017 to August 10, 2017. The Company did not have any material recognizable subsequent events during this period, except for the amendment to the Equity Purchase Agreement as discussed in Note 6.

On August 15, 2017, the financial statements of the AvaCass, LLC and Related Entities (entities to be acquired by the Company as part of the above mentioned Equity Purchase Agreement) were filed as part of the Company’s Form 1-A/A. A mistake was found and we have attached the corrected financial statements for AvaCass, LLC and Related Entities as Exhibit A.

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SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2017	Doyen Elements, Inc, formerly AdvantaMeds Solutions USA Fund I Inc. (Exact name of issuer as specified in its Charter)

	By:	/s/ Geoffrey Thompson
Geoffrey Thompson
President, Chief Executive Officer, Chief Financial Officer

SIGNATURE	TITLE	DATE

/s/ Geoffrey Thompson	President, Chief Executive Officer,	September 26, 2017
Geoffrey Thompson	Chief Financial Officer

/s/ Cynthia Boerum	Chief Operating Officer	September 26, 2017
Cynthia Boerum

11

EXHIBIT A

AVACASS, LLC AND RELATED ENTITIES

Combined Financial Statements

December 31, 2016 and 2015

1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

AVACASS, LLC AND RELATED ENTITIES.

Report on the Financial Statements

I have audited the accompanying combined financial statements of AVACASS, LLC AND RELATED ENTITIES, which comprise the combined balance sheets as of December 31, 2015 and 2016, and the related combined statements of operations, statements of, members’ interests and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

aj@ajrobbins.com

3773 Cherry Creek North Drive, Suite 575 East, Denver, Colorado 80209

(B)303-331-6190 (M)720-339-5566 (F)303-845-9078

2

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVACASS, LLC AND RELATED ENTITIES, as of December 31, 2015 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Denver, Colorado
May 18, 2017

aj@ajrobbins.com

3773 Cherry Creek North Drive, Suite 575 East, Denver, Colorado 80209

(B)303-331-6190 (M)720-339-5566 (F)303-845-9078

3

AVACASS, LLC AND RELATED ENTITIES

COMBINED BALANCE SHEETS

As of December 31, 2016 and 2015

	2016	2015
ASSETS
Current Assets:
Cash	$29,145	$32,488
Accounts receivable, net	396,917	254,438
Other receivable	-	49,524
Inventory	266,233	235,753
Prepaid expenses and other current assets	5,304	11,331

Total current assets	697,599	583,534

Property and equipment, net	5,073,104	5,213,710

TOTAL ASSETS	$5,770,703	$5,797,244

LIABILITIES AND MEMBERS’ INTEREST

Current Liabilities:
Accounts payable	$219,259	$271,453
Accrued expenses	13,883	44,633
Due to Todays Health Care	573,398	372,262
Due to related parties	1,266,180	1,002,764
Notes payable	353,050	45,198

Total current liabilities	2,425,770	1,736,310

Notes payable, net of current portion	2,717,398	3,074,721

TOTAL LIABILITIES	5,143,168	4,811,031

Commitments and contingencies (Note 7)	-	-

MEMBERS’ INTEREST
Members contributions	801,239	800,019
Accumulated deficit	(173,704)	186,194
Total members’ interest	627,535	986,213
TOTAL LIABILITIES AND MEMBERS’ INTEREST	$5,770,703	$5,797,244

See Independent Auditor’s Report and accompanying footnotes, which are an integral part of these combined financial statements.

4

AVACASS, LLC AND RELATED ENTITIES

COMBINED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenues:
Rental income	$916,893	$848,050
Services income	135,358	125,987
Retail sales	3,704,723	2,809,336
Total revenues	4,756,974	3,783,373

Operating expenses:
Cost of retail sales	3,062,072	2,248,210
General and administrative expenses	1,035,527	825,501
Total operating expenses	4,097,599	3,073,711

Income from operations	659,375	709,662

Other income (expense):
Interest expense	(209,913)	(170,630)
Other income	19,374	4,860
Total other income (expense)	(190,539)	(165,770)

Net income	$468,836	$543,892

See Independent Auditor’s Report and accompanying footnotes, which are an integral part of these combined financial statements.

5

AVACASS, LLC AND RELATED ENTITIES

COMBINED STATEMENT OF MEMBERS’ INTEREST

For the Years Ended December31, 2016 and 2015

		Retained
		Earnings/	Total
	Members	(Accumulated	Members’
	Contributions	Deficit)	Interest

Balance, January 1, 2015	$649,619	$565,716	$1,215,335

Members contributions	150,400		150,400
Distributions		(923,414)	(923,414)
Net income		543,892	543,892

Balance, December 31, 2015	800,019	186,194	986,213

Members contributions	1,220		1,220
Distributions		(828,734)	(828,734)
Net income		468,836	468,836

Balance, December 31, 2016	$801,239	$(173,704)	$627,535

See Independent Auditor’s Report and accompanying footnotes, which are an integral part of these combined financial statements.

6

AVACASS, LLC AND RELATED ENTITIES

COMBINED STATEMENTS OF CASH FLOWS

For the Years Ended December31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$468,836	$543,892
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	169,863	140,200
Loss on disposal of equipment	14,602	-
Changes in operating assets and liabilities:
Accounts receivable	(142,479)	(188,553)
Inventory	(30,480)	(90,347)
Prepaid expenses and other current assets	6,027	(545)
Accounts payable	(52,194)	237,243
Accrued expenses	(30,750)	(21,185)

Net cash provided by operating activities	403,425	620,705

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on other receivable	49,524	47,310
Purchase of property and equipment	(43,859)	(1,103,791)
Net cash used in investing activities	5,665	(1,056,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from Todays Health Care	201,136	273,517
Advances from related parties	263,416	991,762
Members contributions	1,220	150,400
Distributions	(828,734)	(923,414)
Payments on notes payable	(49,471)	(45,200)
Net cash provided by (used in) financing activities	(412,433)	447,065

NET INCREASE (DECREASE) IN CASH	(3,343)	11,289

CASH, BEGINNING OF PERIOD	32,488	21,199

CASH, END OF PERIOD	$29,145	$32,488

CASH PAID FOR:
Interest	$209,913	$170,630
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of notes payable for property	$-	$2,292,000

See Independent Auditor’s Report and accompanying footnotes, which are an integral part of these combined financial statements.

7

AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

Note 1 - Basis of Presentation, Organization and Lines of Business

Basis of Presentation and Organization

The accompanying combined financial statements include the accounts of the following entities:

	State of	Date of
Name	Incorporation	Incorporation

AvaCass, LLC	Colorado	February 10, 2014
AzCo North, LLC	Colorado	March 2, 2012
Joncass, LLC	Colorado	February 23, 2013
CoAZ North, LLC	Colorado	February 25, 2013
CMJD, LLC	Colorado	October 14, 2013
CassJo, LLC	Colorado	November 7, 2012
CJMColorado2, LLC	Colorado	July 29, 2014
EliCass, LLC	Colorado	May 6, 2015
D&M Transport, LLC	Colorado	March 15, 2012
Hydroponics Depot, LLC	Arizona	August 6, 2010

The above entities have been combined in this financial statement presentation as the majority owner of each entity is the same individual. The entities are hereafter referred to as the “Company.”

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Line of Business

The Company owns real property that it currently leases to tenants in the cannabis industry, operates a retail recreational and medical cannabis store in Phoenix, Arizona and provides transportation services to its tenants’ customers. All of the Company’s business activities are in the cannabis industry.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that accounting estimates and assumptions may be material to the Company due to the levels of subjectivity and judgment involved.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. At December 31, 2016 and 2015, the Company did not have any cash equivalents.

Accounts Receivable

The Company grants credit to customers under credit terms that it believes are customary in the industry and does not require collateral to support customer receivables. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2016 and 2015, the allowance for doubtful accounts was $0 and $0, respectively.

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AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

Other receivable

In 2014, the Company sold equipment to an unrelated third party. The purchase price is being paid in monthly installments of $4,615. The balance was fully paid in 2016.

Inventory

Inventory is valued at the lower of the inventory’s cost (first in, first out basis) or the current market price of the inventory. Management compares the cost of inventory with its market value and an allowance is made to write down inventory to market value, if lower. As of December 31, 2016 and 2015, there was an allowance for slow moving or obsolete inventory of $0 and $0, respectively. The Company’s entire inventory at December 31, 2016 and 2015 was finished goods inventory.

Concentrations

The Company leases real property to Todays Health Care, LLC and Todays Health Care II, LLC (collectively “Todays Health Care”). All of the Company’s rental income and services income for the years ended December 31, 2016 and 2015 are from Todays Health Care. At December 31, 2016 and 2015, 44% and 100% of the Company’s accounts receivable was from Todays Health Care.

Property and Equipment, net

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and improvements are capitalized. When furniture and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of furniture and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Building and Improvements	30 years
Leasehold improvements	7 years
Furniture and fixtures	5 years
Equipment	7 years
Vehicles	5 years

Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment , which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review as of December 31, 2016 and 2015, the Company believes there was no impairment of its long-lived assets.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash, accounts receivable, other receivables, accounts payable, accrued expenses and advances, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures , requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments , defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

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AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity , and FASB ASC Topic 815, Derivatives and Hedging.

As of December 31, 2016 and 2015, respectively, the Company did not identify any assets or liabilities required to be presented on the balance sheet at fair value.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition , only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. Rental income is recognized on a monthly basis based on existing lease agreements with customers. Services income is recognized as services are performed to benefit its tenants’ customers. Retail sales are recognized at the point of sale to the customer.

Income Taxes

The Company is classified as a partnership for federal and state income tax purposes. Therefore, all income is required to be reported on the individual members’ income tax returns. A partnership is not a taxpaying entity for income tax purposes. Accordingly, no income tax expense has been recorded in the combined financial statements.

Under Financial Accounting Standards Board ASC 740 “Income Taxes” (“ASC 740”), an uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Based on management’s analysis, the Company did not record a provision for uncertain tax positions during the years ended December 31, 2016 and 2015. The open tax years are 2014, 2015 and 2016.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers , which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. This pronouncement is effective for annual reporting periods beginning after December 15, 2016, and is to be applied using one of two retrospective application methods, with early application not permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2014-09 on its financial statements.

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AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. The new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This update is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company does not anticipate the adoption of this ASU will have a significant impact on its financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU No. 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases (FAS 13). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect this standard will have on its financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share Based Payment Accounting , to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance will be effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its statements of cash flows.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this newly issued guidance to its financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied prospectively on or after the effective date. The Company is in the process of evaluating the impact of this accounting standard update.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

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AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

Note 4 – Property and Equipment

The following are the details of the property and equipment as of December 31, 2016 and 2015:

	2016	2015

Land	$1,132,319	$1,132,319
Building and improvements	4,183,226	4,178,568
Leasehold improvements	22,733	22,733
Furniture and fixtures	24,251	24,251
Equipment	35,470	35,470
Vehicles	62,229	86,028
	5,460,228	5,479,369
Less accumulated depreciation	(387,124)	(265,659)
Property and equipment, net	$5,073,104	$5,213,710

Depreciation expense for the years ended December 31, 2016 and 2015 was $169,863 and $140,200, respectively.

Note 5 – Due to Todays Health Care

Due to Todays Health Care are advances received to by the Company that are non-interest bearing and payable upon demand.

Note 6 – Due to Related Parties

Due to related parties are advances received to by the Company that are non-interest bearing and payable upon demand. The majority of the amount due to related parties is due to the Company’s majority owner.

Note 7 – Notes Payable

Notes payable as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Note payable accrues interest at 6% per annum; monthly interest only payments; principal payment of $300,000, $400,000 and $1,257,000 due on January 30, 2017, 2018 and 2019, respectively; secured by land and building	$1,957,000	$1,957,000
Note payable accrues interest at 8.5% per annum; monthly principal and interest payments of $2,493; due February 2023; secured by land and building	136,026	151,428
Note payable accrues interest at 6.0% per annum; monthly principal and interest payments of $1,439; unpaid principal balance due June 2018; secured by land and building	228,669	232,103
Note payable accrues interest at 6.0% per annum; monthly principal and interest payments of $1,505; unpaid principal balance due December 2018; secured by land and building	191,578	197,928
Note payable accrues interest at 10.2% per annum; monthly principal and interest payments of $4,400; due March 2023; secured by land and building	222,175	246,460
Note payable accrues interest at 6% per annum; monthly interest only payments of $1,675; principal payment of $335,000 due October 2020; secured by land and building	335,000	335,000
Total	3,070,448	3,119,919
Less current portion	353,050	45,198
Long-term portion	$2,717,398	$3,074,721

12

AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

Aggregate future maturities of notes payable as of December 31, 2016 are as follows:

Years ending December 31,
2017	$353,050
2018	858,566
2019	1,311,000
2020	394,865
2021	66,369
Thereafter	86,598
$3,070,448

The weighted average interest rates on outstanding notes payable was 6.4%

Note 8 – Commitments and Contingencies

Cannnbis Industry

The Company leases real estate properties to licensed cannabis companies. The sale of cannabis related products has been approved by several states, but is currently in violation of federal law. If federal law is enforced by the United States government, it would have a negative impact on the cannabis industry and could significantly impact the Company’s ability to continue to operate.

Leases

The Company leases its retail store location in Phoenix, Arizona under a non-cancelable operating lease that expires in May 2019. Rent expense for the years ended December 31, 2016 and 2015 was $47,122 and $40,630, respectively.

Aggregate future rental payments under this operating lease as of December 31, 2016 are as follows:

Years ending December 31,
2017	$50,988
2018	52,008
2019	21,848
$124,844

13

AVACASS, LLC AND RELATED ENTITIES

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

Sale of the Company

The Company and its members have entered into an agreement with AdvantaMeds Solutions USA Fund I, Inc. (“AdvantaMeds”) to sell 100% of the equity interest of the Company to AdvantaMeds.

Note 9 – Rental Income

The Company currently leases real property to Todays Health Care under operating leases that expire at various dates through September 2020.

Aggregate future rental income under current lease arrangements are as follows:

Years ending December 31,
2017	$926,193
2018	869,800
2019	343,600
2020	135,000
$2,274,593

Note 10 – Subsequent Events

Pursuant to ASC 855-10, the Company has evaluated all events or transactions that occurred from January 1, 2017 to May 18, 2017. The Company did not have any material recognizable subsequent events during this period.

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